UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For December 17, 2010

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

December 17, 2010.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Re.: Transportadora de Gas del Sur (“TGS”)

Dear Sirs,

The purpose hereof is to inform -in accordance with the requirements of the regulations under the United States Securities and Exchange Act- that in the meeting held on December 16, 2010, the Board of Directors of the Company resolved:

(i) To discontinue the registration of the tariff increase revenue established in the Interim Agreement entered into on October 8th, 2008, between this Company and the Renegotiation Unit (UNIREN), and ratified by Executive Power Decree N° 1.918/09.

(ii) to revert the credit provision of the tariff increase revenue already accrued, which represents a negative impact on the Company’s net income of approximately 70 million of Argentine pesos (information not audited and which calculation was made according to the information of the financial statements as of September 30, 2010).

The decision adopted was based on:  (a) the fact that more than 1 year has elapsed since the enactment of the Decree that ratifies the 20% tariff adjustment on the transportation tariff in force as of 08.31.08 established in the Interim Agreement, which had not been implemented and (b) the appeals lodged by the National Gas Regulatory Body (the “ENARGAS”) and the Ministry of Federal Planning, Public Investment and Services against the judgment issued by the Judge of Original Jurisdiction in Federal Administrative Law in charge of Court N° 12, who upheld the amparo filed by TGS ordering the ENARGAS to establish the tariff chart and the methodology for the application of the retroactive increase arising from said Interim Agreement.

Sincerely,

Adrián Hubert

Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Carlos Seijo
	Name:	Carlos Seijo
	Title:	Chief Executive Officer

Date: December 17, 2010